UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Audiovox Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01

Class B Common Stock, par value $0.01

(Title of Class of Securities)

050757103 (Class A Common Stock)

(CUSIP Number)

Hong L. Lu

President and Chief Executive Officer

UTStarcom, Inc.

1275 Harbor Bay Parkway

Alameda, California 94502

(510) 864-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050757103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UTSTARCOM, INC., I.R.S IDENTIFICATION NO: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization STATE OF DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 1,918,977 shares of Class A Common Stock (1) 2,144,152 shares of Class B Common Stock (1)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,977 shares of Class A Common Stock (1) 2,144,152 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
9.2% of Class A Common Stock and 94.8% of Class B Common Stock, representing an aggregate of approximately 53.8% of the aggregate outstanding voting power of Audiovox Corporation.  If all of the shares of Class B Common Stock were converted into shares of Class A Common Stock, the aggregate shares of Class A Common Stock beneficially owned by UTStarcom, Inc. would be 4,063,129 shares, representing 19.6% of Class A Common Stock and 19.6% of the aggregate outstanding voting power of Audiovox Corporation. (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Beneficial ownership of the Audiovox Corporation Class A Common Stock and the Class B Common Stock referred to herein is being reported hereunder solely because UTStarcom, Inc. may be deemed to have beneficial ownership of 1,918,977 shares of Audiovox Corporation Class A Common Stock and 2,144,152 shares of Class B Common Stock (all of which are outstanding as of June 11, 2004) as a result of the Voting Agreement (described in this Statement) between UTStarcom, Inc. and John J. Shalam, a stockholder of Audiovox Corporation. If all of the shares of Class B Common Stock were converted into shares of Class A Common Stock, the aggregate shares of Class A Common Stock beneficially owned by UTStarcom, Inc. would be 4,063,129 shares. The filing of this Statement shall not be construed as an admission that UTStarcom, Inc. is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Audiovox Corporation Class A Common Stock or Class B Common Stock subject to the Voting Agreement.

(2)           The calculation of the percentage is based on the number of shares of Audiovox Corporation Class A Common Stock and Class B Common Stock outstanding as of April 9, 2004, as disclosed in Audiovox Corporation’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Audiovox Corporation, a Delaware corporation (“Audiovox” or the “Issuer”).  The Issuer’s principal executive offices are located at 150 Marcus Boulevard, Hauppauge, New York 11788.

Item 2.	Identity and Background
(a) This Statement is being filed by UTStarcom, Inc., a Delaware corporation (“UTStarcom”).
(b) The address of the principal business and principal office of UTStarcom is 1275 Harbor Bay Parkway, Alameda, California 94502.

(c)           UTStarcom is a global leader in IP access networking solutions and international service and support.  The company sells its wireline, wireless, optical and switching solutions to operators in both fast growth and established telecommunications markets around the world.  UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient end-to-end IP networks.  Founded in 1991 and headquartered in Alameda, California, the company has research and design operations in New Jersey, China, and India.

(d) During the past five years, UTStarcom has not been convicted in a criminal proceeding.

(e)           During the last five years, UTStarcom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, of each executive officer and director of UTStarcom.

During the last five years, to the knowledge of UTStarcom, none of its directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 11, 2004, Audiovox Communications Corp., a Delaware corporation (“ACC”), a subsidiary of the Issuer, Quintex Mobile Communications Corporation, a Delaware corporation and a wholly owned subsidiary of ACC (“Quintex”), Audiovox Communications Canada Co., a Nova Scotia company (“ACCC”; and, together with ACC and Quintex, collectively, the “Seller”), the Issuer, UTStarcom and its Canadian subsidiary, UTStarcom Canada Company, a Nova Scotia company, entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”).

Pursuant to the Asset Purchase Agreement, and subject to the conditions set forth therein (including approval of the Issuer’s stockholders, certain regulatory approvals and other customary conditions), UTStarcom agreed, among other things, to acquire certain of the assets, and to assume certain of the liabilities, of the Seller relating to the wireless handset business of the Issuer, for $165.1 million in cash (the “Acquisition”).  As a part of the transaction, UTStarcom is expected to assume approximately $40 million in net working capital, including inventories, pre-paids, property, plant & equipment, third-party payables and certain accrued expenses.  UTStarcom will obtain such funds from existing resources or borrowing availability.

References to, and descriptions of, the Acquisition and the Asset Purchase Agreement set forth herein are qualified in their entirety by reference to the copy of the Asset Purchase Agreement included as Exhibit 99.1 to this Statement, which is incorporated by reference herein in its entirety where such reference and description appear.

The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.
Item 4.	Purpose of Transaction

As described in Item 3 above, pursuant to the Asset Purchase Agreement, and subject to the conditions set forth therein (including approval of the Issuer’s shareholders, certain regulatory approvals and other customary conditions), UTStarcom agreed, among other things, to acquire certain of the assets, and to assume certain of the liabilities, of the Seller relating to the wireless handset business of the Issuer, including approximately 269 employees.  As a part of the transaction, UTStarcom is expected to assume approximately $40 million in net working capital, including inventories, pre-paids, property, plant & equipment, third-party payables and certain accrued expenses.

As a condition to UTStarcom’s agreement to enter into the Asset Purchase Agreement and in consideration thereof, UTStarcom and John J. Shalam, a stockholder of the Issuer (the “Stockholder”) entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) pursuant to which the Stockholder agreed that at any meeting of the stockholders of the Issuer, however called, or any adjournment thereof, or by written consent, the Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of his Voting Shares (as defined below), in favor of the approval of the Asset Purchase Agreement and the transactions contemplated thereby.  “Voting Shares” is defined as 1,918,977 shares of Class A Common Stock and 2,144,152 shares of Class B Common Stock, together with any shares of Class A Common Stock and Class B Common Stock, acquired after June 11, 2004, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other voting securities of the Issuer (whether acquired theretofore or thereafter) that are directly owned by the Stockholder.  In addition, the Stockholder appoints UTStarcom as its proxy (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law) to vote solely in favor of the approval of the Asset Purchase Agreement and the transactions contemplated thereby.  The Stockholder agreed to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained in the Voting Agreement.

In addition, pursuant to the Voting Agreement, the Stockholder agreed not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares, (c) take any action that would cause any representation or warranty of the Stockholder contained in the Voting Agreement to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing his obligations under the Voting Agreement or (d) commit or agree to take any of the actions prohibited by this sentence provided, that nothing in the Voting Agreement will limit or restrict the Stockholder from acting in such Stockholder’s capacity as an officer or director of the Company (it being understood that the Voting Agreement shall apply to the Stockholder solely in his capacity as a stockholder of the Issuer).  The Stockholder further agreed that any transfer of Voting Shares not permitted by the Voting Agreement shall be null and void and that the any such prohibited transfer may and should be enjoined.  If any involuntary transfer of any of the Voting Shares shall occur (including, but not limited to, a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee shall take and hold such Voting Shares subject to all of the restrictions, liabilities and rights under the Voting Agreement, which shall continue in full force and effect; provided, however, that such restriction shall not apply to any sale, transfer, pledge, encumbrance, assignment or other disposition if, after such action, the remaining Voting Shares constitute 50.5% of the voting power of all outstanding shares of the Issuer.  In furtherance of the Voting Agreement, and concurrently therewith, the Stockholder shall authorize the Issuer or the Issuer’s counsel to notify the Issuer’s transfer agent that there is a stop transfer order with respect to the Voting Shares that constitute 50.5% of the voting power of all outstanding shares of the Issuer.

Except as set forth above or in Item 5 below, neither UTStarcom nor, to the best of UTStarcom’s knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Acquisition, the Asset Purchase Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Asset Purchase Agreement and the Voting Agreement included as Exhibits 99.1 and 99.2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        As a result of the Voting Agreement, UTStarcom may be deemed to be the beneficial owner of 1,918,977 shares of Class A Common Stock (which represents approximately 9.2% of the outstanding Class A Common Stock) and 2,144,152 shares of Class B Common Stock (which represents approximately 94.8% of the Class B Common Stock), representing approximately 53.8% of the aggregate outstanding voting power of the Issuer, together with any shares of Class A Common Stock and Class B Common Stock, acquired after June 11, 2004, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other voting securities of the Issuer (whether acquired theretofore or thereafter) that are directly owned by Stockholder. If all of the shares of Class B Common Stock were converted into shares of Class A Common Stock, the aggregate shares of Class A Common Stock beneficially owned by UTStarcom would be 4,063,129 shares, representing 19.6% of Class A Common Stock and 19.6% of the aggregate outstanding voting power of the Issuer. The calculation of the foregoing percentages is based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 9, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.  UTStarcom has shared power to vote the Voting Shares for the limited purposes described in Item 4 of this Statement; UTStarcom does not have the power to dispose of such shares.

Except as disclosed in this Item 5(a)-(b), neither UTStarcom nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement, beneficially owns any shares of Class A Common Stock or Class B Common Stock or has the right to acquire any shares of Class A Common Stock or Class B Common Stock.

The filing of this Statement shall not be construed as an admission by UTStarcom that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Class A Common Stock or Class B Common Stock owned by the Stockholder.

(c)      Except as disclosed in this Statement, neither UTStarcom nor, to its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Class A Common Stock or Class B Common Stock during the past 60 days.

(d)      Except as disclosed in this Statement, to the knowledge of UTStarcom, the Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.

(e) Not applicable.

References to, and descriptions of, the Asset Purchase Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Asset Purchase Agreement and the Voting Agreement included as Exhibits 99.1 and 99.2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 4 of this Statement is hereby incorporated by reference herein.

Other than the Asset Purchase Agreement and the Voting Agreements, to the knowledge of UTStarcom, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1

Asset Purchase Agreement by and among Audiovox Communications Corp., Quintex Mobile Communications Corporation, Audiovox Communications Canada Co., UTStarcom, Inc., UTStarcom Canada Company and Audiovox Corporation, dated as of June 11, 2004

99.2	Voting Agreement and Irrevocable Proxy between UTStarcom, Inc. and John J. Shalam, dated as of June 11, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2004

UTSTARCOM, INC.

/s/ Michael J. Sophie
	Name:	Michael J. Sophie
	Title:	CFO and Senior Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF UTSTARCOM, INC.

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of UTStarcom.  Unless otherwise indicated, the business address of each such person is c/o UTStarcom, Inc., 1275 Harbor Bay Parkway, Alameda, California 94502, and each person is a citizen of the United States, except for Mr. Masayoshi Son who is a citizen of Japan and whose business address is c/o Softbank Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan.  The name of each person who is a director of UTStarcom is marked with an asterisk.

Name	Present Principal Occupation or Employment

Betsy S. Atkins*	Chief Executive Officer of Baja Corporation; Member of the Board of Directors of Polycom, Inc. and McData Corporation

Shao-Ning J. Chou	Senior Vice President; President and Chief Operating Officer for UTStarcom China of UTStarcom, Inc.

Larry D. Horner*	Member of the Board of Directors of ConocoPhillips, Atlantis Plastics, Inc., Novitron International, Inc., and Technical Olympic USA, Inc.

William Huang	Senior Vice President and Chief Technology Officer of UTStarcom, Inc.

Hong Liang Lu*	President, Chief Executive Officer, and Chairman of the Board

Gerald Soloway	Senior Vice President for Engineering of UTStarcom, Inc.

Masayoshi Son*	President, Chief Executive Officer, and Director of Softbank Corporation; Chairman of the Board of Directors of Softbank Holdings, Inc.; Chairman of the Board of Directors of Softbank America, Inc.

Michael J. Sophie	Senior Vice President of Finance, Chief Financial Officer, and Assistant Secretary of UTStarcom, Inc.

Thomas J. Toy*	Managing Director of PacRim Venture Partners; Member of the Board of Directors of White Electronic Designs Corporation

Ying Wu*	Executive Vice President and Vice Chairman of the Board; President and Chief Executive Officer of UTStarcom China Company; Chairman of the Board of Directors of UTStarcom Telecom Company

EXHIBIT INDEX

Exhibit No.	Description

99.1

Asset Purchase Agreement by and among Audiovox Communications Corp., Quintex Mobile Communications Corporation, Audiovox Communications Canada Co., UTStarcom, Inc., UTStarcom Canada Company and Audiovox Corporation, dated as of June 11, 2004

99.2	Voting Agreement and Irrevocable Proxy between UTStarcom, Inc. and John J. Shalam, dated as of June 11, 2004